Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399
[CN LOGO]

                                             March 21, 2000

Dear fellow shareholder:

CN opts to delay Special Meeting of Shareholders-- Annual Meeting scheduled for April 19, 2000


     On Friday, March 17, the U.S. Surface Transportation Board directed "Class 1 railroads to suspend activity relating to any railroad transaction that would be categorized as a major transaction", for 15 months-- in effect, a moratorium that prevents CN and BNSF from moving ahead with our combination, at this time.

     Both railroads strongly disagree with this unprecedented decision and are challenging it in the Court of Appeal in the District of Columbia.

     We are appealing the decision because:
     o    we have a strong case in law
     o    the CN-BNSF combination is an excellent transaction
     o this is the best and quickest course of action to move our combination forward
     o    we see no downside in taking this action at this time

     Given these developments, we have decided to delay our special meeting of shareholders which was planned to be held on April 19, 2000. We will go forward with our annual meeting of shareholders on that date. When we are successful in our appeal, we will hold a special meeting for shareholders to consider our plan of arrangement.

     I am convinced that our combination with BNSF will be in the best interests of our customers, our employees and will create shareholder value. Our combination gives CN shareholders an opportunity to own the premier railroad in North America.

     There is strong support among shippers, government officials and the financial community for a prompt and fair hearing of our application to combine our two companies. The notion that the two most efficient railroads in North America cannot combine now to improve their business because other major railroads are having trouble running theirs has the effect of protecting competitors, not competition and is not, in my opinion, in the public interest.

     I remain committed to our CN-BNSF transaction and to growing our company to return value for our shareholders. Needless to say, we will continue to keep you informed of our progress. Thank you for your confidence.

                                                  Yours truly,

                                                  /s/ Paul M Tellier
                                                  ------------------
                                                  Paul M Tellier
                                                  President and
                                                  Chief Executive Officer

     CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC website, www.sec.gov, or the website of the Canadian Securities Administrators www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at 514.399.6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at 817.352.6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

     This document contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time to time with the United States Securities and Exchange Commission and the Canadian Securities Administrators, such as a registration statement related to securities to be used in connection with the proposed business combination, as well as the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K, reports annual information forms and material change reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this document.